EXHIBIT 99.1

Brookfield Corporation Completes Annual Filings

BROOKFIELD, NEWS, March 24, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that it has filed its 2024 annual materials on Form 40-F, including its audited financial statements and management’s discussion and analysis for the year ended December 31, 2024, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR+. These documents are also available at www.brookfield.com and a hardcopy will be provided to shareholders free of charge upon request.

About Brookfield Corporation
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (212) 776-2252 Email: katie.battaglia@brookfield.com